UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
Annual Report
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
(Mark One):

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required, effective October 7, 1996)
For the fiscal year ended December 31, 2006
Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)
For the transition period from                                          to
Commission file number 33-63817
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Apache Corporation 401(k) Savings Plan
2000 Post Oak Boulevard, Suite 100
Houston, Texas 77056-4400
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Apache Corporation
2000 Post Oak Boulevard, Suite 100
Houston, Texas 77056-4400

Financial Statements and Supplemental Schedules
Apache Corporation 401(k) Savings Plan
December 31, 2006 and 2005 and Year Ended December 31, 2006

Apache Corporation 401(k) Savings Plan
Financial Statements and Supplemental Schedules
December 31, 2006 and 2005 and Year Ended December 31, 2006

Report of Independent Registered Public Accounting Firm
Retirement Plan Advisory Committee
Apache Corporation 401(k) Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Apache Corporation 401(k) Savings Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2006, and delinquent participant contributions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Houston, Texas
June 25, 2007

Apache Corporation 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2006	2005

Assets
Receivables:
Securities sold	$8,619	$213,763
Investments, at fair value	277,673,168	253,596,428

Net assets available for benefits, at fair value	277,681,787	253,810,191
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	177,888	180,783

Net assets available for benefits	$277,859,675	$253,990,974

See accompanying notes.

Apache Corporation 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2006

Additions:
Employer contributions	$7,882,726
Participant contributions	12,315,183
Rollover contributions	1,390,499
Investment income	8,932,249
Net appreciation in fair value of investments	5,678,337

Total additions	36,198,994

Deductions:
Benefits paid to participants	12,281,645
Administrative fees	48,648

Total deductions	12,330,293

Net increase	23,868,701

Net assets available for benefits at:
Beginning of year	253,990,974

End of year	$277,859,675

See accompanying notes.

Apache Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2006
1. Description of Plan
The following brief description of the Apache Corporation 401(k) Savings Plan (the Plan) is provided only for general information purposes. Participants should refer to the Summary Plan Description for more complete information, a copy of which is available from Apache Corporation (the Company or Employer) or is accessible through the Company’s intranet site.
The Plan is a defined contribution plan, open to all eligible categories of employees and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Beginning on the first day of the month following their date of hire, participants may elect to contribute up to 50% of their eligible compensation and will receive Company matching contributions equal to 100% of the first 6% of their contributions. Effective April 1, 2006, new employees eligible for the Plan will be automatically enrolled with a deferral percentage of 6% and a default investment election to the Fidelity Managed Income Portfolio investment option, unless the employee elects not to participate or elects a different deferral percentage or fund option. Participants direct the investment of all contributions to their accounts into various fund options offered by the Plan. Only participant contributions are eligible to be invested in the self-directed brokerage account.
Vesting
Participants are fully vested in their contributions and all related earnings. Vesting in the Employer contribution portion of their accounts and related earnings is based on years of credited service. A participant becomes 20% vested after completion of one year of service and continues to vest 20% per year, becoming fully vested after completion of five years of credited service. Forfeitures of unvested accounts may be used by the Company to reduce future Employer contributions to the Plan or pay administrative expenses of the Plan.
Participant Loans
Participants may borrow from their own contributions a minimum of $500, up to the lesser of $50,000 less the participant’s highest outstanding loan balance during the preceding 12 months or 50% of their vested account balance. Loans are charged at a rate of interest equal to the current prime lending rate plus 1%. Loans must generally be repaid through payroll deductions within four years.

Apache Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Benefit Payments
Participants are eligible to receive lump-sum benefits equal to the vested value of their account in the event of retirement, disability, death, or termination of employment.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested.
Administrative Expenses
Certain administrative expenses of the Plan are paid by the Company.
2. Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles. Benefit payments are recorded when paid.
New Accounting Pronouncement
In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006, and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.

Apache Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
2. Summary of Accounting Policies (continued)
As required by the FSP, investments in the accompanying statements of net assets available for benefits include fully benefit-responsive investment contracts recognized at fair value. American Institute of Certified Public Accountants (AICPA) Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit-responsive investment contracts to be reported at fair value in the Plan’s statement of net assets available for benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the statement of net assets available for benefits as of December 31, 2005, presented for comparative purposes. Adoption of the FSP had no effect on the statement of changes in net assets available for benefits.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the reported amounts in the financial statements, accompanying notes, and supplemental schedules. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Fidelity Management Trust Company serves as the Plan’s trustee and holds all investments of the Plan, except for the self-directed brokerage account, which is held by Fidelity Brokerage Services. Investments in mutual funds and corporate stocks are stated at fair value based on quotations obtained from national securities exchanges. The money market funds and participant loans are stated at cost, which approximates fair value.
The Fidelity Managed Income Portfolio is a common collective trust that invests in fully benefit-responsive investment contracts. Investments in wrap contracts are fair valued using a discounted cash flow model that considers recent fee bids as determined by recognized dealers, discount rate, and the duration of the underlying portfolio securities. Fair value of the underlying debt securities for which quotations are readily available are valued at their most recent bid prices or on the basis of information provided by a pricing service.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Apache Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
2. Summary of Accounting Policies (continued)
Risks and Uncertainties
The Plan provides for investments in various investment securities which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.
3. Investments
Individual investments that represent 5% or more of the Plan’s net assets at either December 31, 2006 or 2005, are as follows:

	December 31
	2006	2005

Apache Corporation common stock	$116,239,328	$121,545,092
Fidelity Managed Income Portfolio (at contract value)	17,876,975	16,105,065
Fidelity Low-Priced Stock Fund	17,775,775	14,709,393
Davis New York Venture Fund	26,276,348	23,067,647
During 2006, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value as follows:

Year Ended
December 31
2006
Mutual funds	$7,862,499
Corporate stocks	(2,184,162)

$5,678,337

Apache Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated July 22, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the IRC) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.
5. Related-Party Transactions
Certain investments of the Plan are managed by Fidelity Investments. Fidelity Management Trust Company is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets are invested in the Company’s common stock. Because the Company is the Plan Sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules.
6. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006, to the Form 5500:

Net assets available for benefits per the financial statements	$277,859,675
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(177,888)

Net assets available for benefits per the Form 5500	$277,681,787

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements for the year ended December 31, 2006, to the Form 5500:

Net increase in net assets available for benefits per the financial statements	$23,868,701
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(177,888)

Net increase in assets available for benefits per the Form 5500	$23,690,813

Apache Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
6. Reconciliation of Financial Statements to Form 5500 (continued)
The accompanying financial statements present fully benefit-responsive contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represents a reconciling item.

Supplemental Schedules

Apache Corporation 401(k) Savings Plan
Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions
EIN: 41-0747868 PN: 002
Year Ended December 31, 2006

Participant Contributions	Total That Constitute Nonexempt
Transferred Late to Plan	Prohibited Transactions

$30	$30

Apache Corporation 401(k) Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held At End of Year)
EIN: 41-0747868 PN: 002
December 31, 2006

Identity of Issue, Borrower,
Lessor, or Similar Party		Description of Investment	Current Value

*	Apache Corporation	1,747,687 shares of common stock	$116,239,328
*	Fidelity Investments	Fidelity Puritan Fund	6,821,906
*	Fidelity Investments	Fidelity Cash Reserves Fund	2,233
*	Fidelity Investments	Fidelity Intermediate Bond Fund	7,165,596
*	Fidelity Investments	Fidelity Blue Chip Growth Fund	11,653,710
*	Fidelity Investments	Fidelity Magellan Fund	728,519
*	Fidelity Investments	Fidelity Growth Company Fund	7,070,924
*	Fidelity Investments	Fidelity Retirement Money Market Portfolio	13,223,055
*	Fidelity Investments	Fidelity Managed Income Portfolio	17,699,087
*	Fidelity Investments	Spartan U. S. Equity Index Fund	6,873,774
*	Fidelity Investments	Fidelity Low-Priced Stock Fund	17,775,775
*	Fidelity Investments	Fidelity Freedom Income Fund	247,329
*	Fidelity Investments	Fidelity Freedom 2000 Fund	44,496
*	Fidelity Investments	Fidelity Freedom 2010 Fund	1,545,614
*	Fidelity Investments	Fidelity Freedom 2020 Fund	3,261,398
*	Fidelity Investments	Fidelity Freedom 2030 Fund	1,053,466
*	Fidelity Investments	Fidelity Freedom 2040 Fund	1,406,257
	Ariel Mutual Funds	Ariel Appreciation Fund	3,898,358
	Davis Funds	Davis New York Venture Fund	26,276,348
	Western Asset Funds, Inc.	Western Asset Core Portfolio Institutional Fund	904,633
	Van Kampen Funds, Inc.	Van Kampen Comstock Fund	13,766,888
	MFS Fund Distributors, Inc.	MFS International New Discovery Fund	4,980,250
	American Beacon	American Beacon Small Cap Value Fund	2,995,252
	Morgan Stanley	Morgan Stanley Institutional Fund, Inc. – Intermediate Equity Portfolio	8,223,697
	Brokerage link	Self-directed brokerage account	2,128,688
*	Participant loans	Varying maturity dates and interest rates ranging from 5% to 9.25%	1,686,587

			$277,673,168

*	Party-in-interest

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Apache Corporation 401(k) Savings Plan
(Name of Plan)

Date: June 26, 2007	/s/ Jeffrey M. Bender

Jeffrey M. Bender, Chairman
Retirement Plan Advisory Committee

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Ernst & Young LLP